Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 12, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Leuthold Core Investment Fund
Leuthold Global Fund
Leuthold Grizzly Short Fund
Leuthold Core ETF
Leuthold Select Industries ETF (together, the “Funds”)

Dear Ms. Marquigny:

The purpose of this letter is to respond to the comments you provided on September 4, 2024 with respect to the Trust’s responses previously submitted in its letter filed with the U.S. Securities and Exchange Commission on August 23, 2024 (the “August 23, 2024 Letter”) regarding the Trust’s Post-Effective Amendment (“PEA”) No. 576 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the Funds as new series to the Trust. PEA No. 576 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 29, 2023. The Trust delayed effectiveness of the Registration Statement and filed delaying amendments on December 11, 2023 (PEA No. 580), January 10, 2024 (PEA No. 583), February 8, 2024 (PEA No. 586), March 8, 2024 (PEA No. 588), April 9, 2024 (PEA No. 592), May 9, 2024 (PEA No. 598), June 7, 2024 (PEA No. 600), July 8, 2024 (PEA No. 602), August 8, 2024 (PEA No. 606), and August 29. 2024 (PEA No. 609).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: The Staff notes that the additional risks added in response to Staff Comment 8 of the August 23, 2024 Letter do not appear to include all risks related to the Fund’s Principal Investment Strategies section, in particular risks related to the Adviser’s use of models, options, and depositary receipts. Revise each section as necessary to ensure they are reconciled.

Response: The Trust responds by adding or amending the following risks related to principal strategies (additions shown in underline and deletions shown in strikethrough):

“Quantitative Investment Approach and Model Risk: The Fund utilizes a quantitative investment approach and proprietary models designed to assist the Adviser’s judgment about the attractiveness, value, and potential appreciation or depreciation of a particular security or instrument in which the Fund invests. While the Adviser continuously reviews and refines, if necessary, its investment approach and proprietary models, there is a risk that the quantitative investment approach and proprietary models may be inaccurate or depend on a poorly defined data collection, analysis, or assumptions, and there may be market conditions where the quantitative investment approach and proprietary models perform~~s~~ poorly.”

“Depositary Receipts Risk. Depositary Receipts are certificates evidencing ownership of shares of a foreign issuer and are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, they continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include the social, political and economic risks of the underlying issuer’s country, as well as in the case of depositary receipts traded on non-U.S. markets, exchange risk.”

“Options Risk. An option is an agreement that, for a premium payment or fee, gives the option holder (the purchaser) the right but not the obligation to buy (a “call option”) or sell (a “put option”) the underlying asset (or settle for cash an amount based on an underlying asset, rate, or index) at a specified price (the “exercise price”) during a period of time or on a specified date. Investments in options are considered speculative. When the Fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, its premium would represent a loss to the Fund. By writing put options, the Fund takes on the risk of declines in the value of the underlying instrument, including the possibility of a loss up to the entire exercise price of each option it sells but without the corresponding opportunity to benefit from potential increases in the value of the underlying instrument. By writing a call option, the Fund may be obligated to deliver instruments underlying an option at less than the market price. In the case of an uncovered call option, there is a risk of unlimited loss.”

2.Staff Comment: With respect to Comment 9 of the August 23, 2024 Letter, the Staff requests that the Trust provide, in the Performance Information section of the Fund’s prospectus, a web address that makes Fund performance information available at most one link away from the landing page.

Response: The Trust responds by making the requested revision.
3.Staff Comment: The Staff notes that the additional disclosure provided in Response to Staff Comment 13(a) of the August 23, 2024 Letter does not sufficiently provide an explanation in Plain English that is understandable to investors. Please revise and consider adding an illustration or other method to assist investor understanding.

Response: The Trust responds by modifying the relevant disclosure as follows:

“~~The Fund may increase the number of stocks it sells short if market conditions warrant an increase.~~ The Fund expects to typically hold between approximately 80 and 120 short positions. The Fund will generally tend toward the higher end of this range when the portfolio sees positive returns from its short sales (when stock prices decrease), because the decreased value of the portfolio holdings will require the Fund to purchase additional holdings to maintain the same short exposure. On the other hand, the Fund will generally tend toward the lower end of the range when the portfolio sees negative returns from its short sales (when stock prices increase), because the increased value of the portfolio holdings will require fewer holdings to maintain the same short exposure.”

4.Staff Comment: The Staff notes that the Trust’s response to Staff Comment 18(f) of the August 23, 2024 Letter references a different paragraph than the Staff intended. To clarify, the Staff is referencing the sentence that reads, “Underlying Funds used for real estate exposure may invest some or all of their assets in real estate investment trusts (“REITs”), and Underlying Funds used for energy exposure may invest some or all of their assets in master limited partnerships (“MLPs”), but investments in these type of Underlying Funds will not be a principal investment strategy.” If these investments will not be a principal strategy, remove them from the disclosure.

Response: The Trust responds by confirming that the referenced investments will be be a principal investment strategy, and by revising the referenced sentence as follows:

“Underlying Funds used for real estate exposure may invest some or all of their assets in real estate investment trusts (“REITs”), and Underlying Funds used for energy exposure may invest some or all of their assets in master limited partnerships (“MLPs”)~~, but investments in these type of Underlying Funds will not be a principal investment strategy~~.”

5.Staff Comment: With respect to the Trust’s response to Staff Comment 21(a) in the August 23, 2024 Letter, the Staff continues to believe that the Item 9 strategy and risk disclosure remains disjointed. Consider restructuring the entire section so that investors are easily able to identify the disclosure applicable to a particular Fund.

Response: The Trust responds by amending relevant portions of the Fund’s disclosure accordingly, and by confirming supplementally that the Trust intends to make additional improvements to the organization and structure of this disclosure as part of the Fund’s next annual update.

6.Staff Comment: With respect to the Trust’s Response to Staff Comment 21(b) in the August 23, 2024 Letter, the Staff clarifies that the disclosure the Staff was referring to reads, “[e]ach Fund’s investment objective, including, if applicable, its policy of investing at least 80% of the value of its net assets in the particular type of investments suggested by the Fund’s name, is a non-fundamental policy.” As none of the Funds appear to have an 80% policy, please delete the reference to the 80% policy.

Response: The Trust supplementally confirms that none of the Funds have an 80% policy, and responds by modifying the disclosure as follows:

Each Fund’s investment objective~~, including, if applicable, its policy of investing at least 80% of the value of its net assets in the particular type of investments suggested by the Fund’s name~~, is a non-fundamental policy.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 254-6444.

Sincerely,

/s/ Adam W. Smith
Adam W. Smith, Interim Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP
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